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                               May 6, 2022

       Mark White
       Chief Executive Officer
       Nexalin Technology, Inc.
       1776 Yorktown, Suite 550
       Houston, TX 77056

                                                        Re: Nexalin Technology,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed on April 28,
2022
                                                            File No. 333-261989

       Dear Mr. White:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed April 28,
2022

       Report of Independent Registered Public Accounting Firm, page F-2

   1.                                                   The scope of the audit
report refers to the statements of operations, stockholders    deficit,
                                                        and cash flows for the
years ended December 31, 2020 and 2019, rather than 2021 and
                                                        2020. Please provide a
revised audit report to address this.
 Mark White
FirstName  LastNameMark
Nexalin Technology, Inc. White
Comapany
May  6, 2022NameNexalin Technology, Inc.
May 6,
Page 2 2022 Page 2
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Martin Siegel, Esq.